EXHIBIT 12.1

PINNACLE ENTERTAINMENT, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDEND
$ in thousands

	Years ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Earnings:
Pre-tax income (loss)	$14,520	$21,611	$84,973	$131,888	$(50,555)	$(11,576)	$(12,343)
Add fixed charges	8,094	26,751	69,531	63,903	53,467	26,501	26,827
Less capitalized interest	(425)	(2,142)	(1,359)	(8,148)	(481)	(482)	(256)

Total earnings	$22,189	$46,220	$153,145	$187,643	$2,431	$14,443	$14,228

Fixed charges:
Interest expense—inclusive of the amortization of debt issuance costs	$7,302	$22,518	$64,573	$52,620	$49,853	$24,618	$24,952
Capitalized interest	425	2,142	1,359	8,148	481	482	256
Estimated interest portion in rent expense	367	2,091	3,599	3,135	3,133	1,401	1,619

Total fixed charges	$8,094	$26,751	$69,531	$63,903	$53,467	$26,501	$26,827
Dividend on convertible preferred stock	$1,520	$—	$—	$—	$—	$—	$—

Total fixed charges and preferred stock dividend	$9,614	$26,751	$69,531	$63,903	$53,467	$26,501	$26,827

Ratio of earnings to fixed charges (1)	2.74 x	1.73 x	2.20 x	2.94 x	—	—	—
Ratio of earnings to combined fixed charges and preferred dividend (2)	2.31 x	1.73 x	2.20 x	2.94 x	—	—	—

(1)
In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes, and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.

(2)
The ratio of earnings to combined fixed charges and preferred dividend is computed similar to (1) except for the preferred dividend paid in 1997. Earnings were insufficient to cover combined fixed charges and preferred dividend by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.